

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Tammy Romo
Executive Vice President and Chief Financial Officer
Southwest Airlines Co
P.O. Box 36611
Dallas, Texas 75235

> **Re: Southwest Airlines Co**
> **Form 10-K for the Fiscal Year ended December 31, 2019**
> **Filed February 4, 2020**
> **File No. 001-07259**

Dear Ms. Romo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation